UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

REIS, INC.

(Name of Subject Company (Issuer))

MOODY’S ANALYTICS MARYLAND CORP.

a wholly-owned subsidiary of

MOODY’S CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

75936P105

(CUSIP Number of Class of Securities)

John J. Goggins

Executive Vice President and General Counsel

Moody’s Corporation

7 World Trade Center at

250 Greenwich Street, New York, N.Y. 10007

(212) 553-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Marie Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$277,981,972.00	$34,608.76

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 11,569,699 shares of common stock, par value $0.02 per share (the “Shares”), of Reis, Inc. (“Reis”) outstanding (which excludes 2,557,456 Shares that are wholly-owned by subsidiaries of Reis, and that will not be tendered in the Offer (as defined below)) multiplied by $23.00, (ii) 245,000 Shares issuable pursuant to outstanding options with an exercise price less than the price of $23.00 per share, multiplied by $14.12 (which is the price of $23.00 minus the weighted average exercise price for such options of $8.88 per share) and (iii) 366,065 Shares subject to issuance pursuant to outstanding Reis restricted stock units multiplied by $23.00. The calculation of the filing fee is based on information provided by Reis as of August 24, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, effective October 1, 2017, by multiplying the transaction value by 0.0001245.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,608.76	Filing Party:	Moody’s Analytics Maryland Corp. and Moody’s Corporation
Form or Registration No.:	Schedule TO	Date Filed:	September 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

Schedule 13D/A

1.	Name of Reporting Person MOODY’S CORPORATION
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,800,276
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,800,276

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,800,276
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 84.7%
14.	Type of Reporting Person CO

Schedule 13D/A

1.	Name of Reporting Person MOODY’S ANALYTICS MARYLAND CORP.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,800,276
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,800,276

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,800,276
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 84.7%
14.	Type of Reporting Person CO

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”), and Moody’s Corporation, a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 13, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”), of Reis, Inc., a Maryland corporation (“Reis”), at a price of $23.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 13, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

This Amendment also constitutes Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) filed jointly by Parent and Purchaser with the SEC on September 10, 2018 with respect to the Shares.

Amendments to the Schedule TO and the Schedule 13D

Items 1 through 11 of the Schedule TO and Item 5 of the Schedule 13D

The information set forth in Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

At 11:59 p.m., Eastern Time, on October 12, 2018, the Offer expired. The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 9,800,276 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 84.7% of the Shares outstanding as of the expiration of the Offer (excluding for purposes of determining such percentage all Shares held by Reis, Parent or any of their respective subsidiaries). In addition, the Depositary advised Purchaser that notices of guaranteed delivery have been delivered with respect to 41,983 additional Shares, representing approximately 0.4% of the outstanding Shares as of the expiration of the Offer (excluding for purposes of determining such percentage all Shares held by Reis, Parent or any of their respective subsidiaries).

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for purchase and payment, and will as soon as reasonably practicable (and in any event no more than one business day after the time at which it accepted) pay for all Shares tendered and not validly withdrawn in the Offer (excluding Shares with respect to which notices of guaranteed delivery were delivered).

As a result of its acceptance of Shares tendered in the Offer, Purchaser now owns a sufficient number of Shares to complete the Merger pursuant to the Merger Agreement without a meeting of Reis’s stockholders in accordance with Section 3-106.1 of the Maryland General Corporations Law. At the Effective Time, each Share issued and outstanding immediately before the Effective Time (excluding Shares with respect to which notices of guaranteed delivery were delivered) will be automatically canceled and converted into the right to receive $23.00 per Share in cash, without interest and less any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Reis’s reporting obligations under the Exchange Act as promptly as practicable.

On October 15, 2018, Parent and Reis issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached here as Exhibit (a)(5)(E) hereto, and is incorporated herein by reference.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E)     Joint Press Release of Parent and Reis, dated October 15, 2018, announcing the expiration and results of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2018

MOODY’S ANALYTICS MARYLAND CORP.

By:	/s/ Mark Almeida
	Name:	Mark Almeida
	Title:	Chairman of the Board and Chief Executive Officer

MOODY’S CORPORATION

By:	/s/ John J. Goggins
	Name:	John J. Goggins
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase, dated September 13, 2018*

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement, published September 13, 2018 in The New York Times*

(a)(5)(A)	Joint Press Release of Parent and Reis, dated August 30, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser and Parent with the SEC on August 30, 2018)*

(a)(5)(B)	Notice of Merger issued by Purchaser and Parent on September 13, 2018*

(a)(5)(C)	Press Release issued by Parent, dated September 13, 2018, announcing commencement of Offer*

(a)(5)(D)	Joint Press Release of Parent and Reis, dated October 1, 2018, announcing expiration of the waiting period under the HSR Act.*

(a)(5)(E)	Joint Press Release issued of Parent and Reis, dated October 15, 2018, announcing the expiration and results of the Offer

(b)	Form of Commercial Paper Dealer Agreement between Parent, as Issuer, and the Dealer Party thereto (incorporated by reference to Exhibit 10.1 of Parent’s Current Report on Form 8-K filed with the SEC on August 3, 2016)*

(d)(1)	Agreement and Plan of Merger, dated August 29, 2018, by and among Purchaser, Parent and Reis (incorporated by reference to Exhibit 2.1 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018)*

(d)(2)	Tender and Support Agreement, dated August 29, 2018, by and among Lloyd Lynford, Lloyd N. Lynford 2016 Qualified Annuity Trust, Lloyd N. Lynford 2017 Qualified Annuity Trust, Purchaser and Parent (incorporated by reference to Exhibit 99.1 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018)*

(d)(3)	Tender and Support Agreement, dated August 29, 2018, by and among Jonathan Garfield, Jonathan T. Garfield 2016 Qualified Annuity Trust, Jonathan Garfield Family Trust, Purchaser and Parent (incorporated by reference to Exhibit 99.2 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018)*

(d)(4)	Confidentiality Agreement, dated May 25, 2018, by and between Parent and Reis*

(d)(5)	Exclusivity Agreement, dated August 24, 2018, by and between Parent and Reis*

*	Previously filed.